Exhibit 12

                 RATIO OF EARNINGS TO FIXED CHARGES

             Twenty-Six Weeks Ended            Fiscal Year Ended
          November 28,  November 29,  May 30, May 31, May 26, May 27, May 28,
              1993         1992        1993    1992    1991    1990    1989

Ratio of
Earnings to
Fixed Charges 7.57         9.04        7.79    8.58    7.82    7.66    7.73


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.